Exhibit 99.1
CONSENT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS
We consent to the incorporation by reference in Registration Statements Nos. 333-132229, 333-147625 and 333-120816 on Form S-8 of our report dated July 8, 2009, relating to the consolidated financial statements of Mitel Networks Corporation appearing in this Annual Report on Form 20-F of Mitel Networks Corporation for the year ended April 30, 2009.
/s/ DELOITTE & TOUCHE LLP
DELOITTE & TOUCHE LLP
Independent Registered Chartered Accountants
Ottawa, Canada
October 13, 2009